ANIMAS RESOURCES LTD. TSX-V: ANI 325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7 Telephone: 604-687-6197 Facsimile: 604-688-3392

December 1, 2008                                                        NR 08-17

Animas Resources Drills 8.5 meters of 2.98 gpt in the Santa Teresa District

Animas Resources is pleased to announce the results from one core hole drilled at Camello, three core holes at Corral, and one core hole at Berta exploration areas in the Santa Teresa mining district.  The Company awaits assays from 20 additional holes in the district that are still being processed and will be reported as complete results are available for specific project areas.

Figure 1

Location for ARBE-001 in the Berta exploration area

One core hole (ARBE-001) was drilled in the Berta area (Figure 1) and intersected 8.5 meters of 2.98 gpt in an intensely altered and oxidized dike and adjoining hornfels.  The hole was drilled to test an alternative concept for mineralization control in the Berta East area, southeast of the old office site.  This area contains a historic resource of 3,360± oz. Au from pervious drilling and this hole not only extends the known mineralization butoz.  Au from pervious drilling and this hole not only extends the known mineralization but the Company believes offers an excellent opportunity to discover a significant gold deposit.  One core hole (ARCM-001) was drilled at the Camello deposit (Figure 2) to off-set historic hole CM-106 which contained an intercept of 36 meters that averaged 0.81 gpt Au, including 19.5 meters of 1.45 gpt Au. ARCM-001 appears to have intersected the extension of this zone at the bottom of the hole with the intersection of 3.5 meters that average 0.55 g/t from 223.10 to 226.60 meters (the hole ended in mineralization) (Table 1).

This mineralization is contained within carbonaceous-pyritic siltstone with anomalous zinc and arsenic. Figure #2 is slice of the Chargeability Anomaly map at approximately 200 meters below the surface showing a significant chargeability high that may represent an area of mineralization.  Hole ARCM-001 appears to have intersected the northwestern margin of the anomaly. CM-105 is the only historic hole in the area that was deep enough to intersect the anomaly and it contained silicified calcareous siltstone with pyrite.  While ARCM-001 was originally drilled to test for extensions of oxide mineralization it reflects how the drilling is being used to identify larger targets.  As a result of the recently completed 200 meter geophysical survey and the new drill hole a substantial target has been identified that will require additional data compilation to define specific drill targets.  “Drilling an offset hole to the north of known mineralization appears to have uncovered interesting evidence for a larger target.  Additional work is necessary to determine if this is a yet another area with a multi-million ounce gold target. I am encouraged that the intercept at the bottom of this hole coincident with the IP chargability anomaly that may well be sound evidence of a bigger target”. G.E. McKelvey, President of Animas Resources.

Figure 2

Horizontal slice of Chargeability Anomaly at approximately 200 meters below the surface showing area of high chargeability (lavender) and the location of ARCM-001 and CM-106 drill holes.

Table 1

Summary of mineralized intervals from reported drill holes that contain 1.5 meters, or greater, of greater than 0.10 gpt Au.

Area	Drill hole	Bearing	Inclination	Total	Mineralized intervals >0.10 gpt Au
				Depth	From	To	Width	Au grade
Corral
	ARCO- 001	N50E	-60	259.30 m	82.40 m	83.10 m	0.70 m	1.90 gpt
					100.70 m	102.25 m	1.55 m	3.22 gpt

	ARCO- 002	N50E	-65	247.05 m	220.50 m	222.00 m	1.50 m	2.70 gpt
					171.60 m	181.00 m	9.40 m	0.469 gpt

	ARCO- 003	N45E	-65	276.70 m	91.90 m	119.00 m	27.10 m	0.318 gpt
					127.40 m	132.15 m	4.75 m	0.933 gpt
					206.0 m	208.9 m	2.9 m	1.38 gpt
					220.50 m	222.00 m	1.50 m	1.69 gpt
					242.80 m	258.0 m	15.2 m	0.187 gpt

Camello
	ARCM- 001		-90	226.60 m	223.10 m	226.60 m	3.50 m	0.550 gpt

Berta
	ARBE- 001	S60W	-50	264.85 m	238.05 m	246.55 m	8.5 m	2.98 gpt

Three core holes totaling 783.05 meters were drilled to test for off-sets of mineralization along the western margin of the Corral pit (see Figure 3).  The off-set drilling at Corral encountered only spotty gold (Table 1) values down-dip from the historic holes that contained significant gold values.  One potentially significant interval was in ARCO-003 which contains 27.10 meters of 0.318 gpt Au and appears to connect with the known mineralized zones.  These three holes will assist in defining the resource at Corral and provides limits to the deposit.

Figure 3.  Location map for ARCO holes

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding.  The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.